Mail Stop 3561

October 22, 2009

Via Fax & U.S. Mail

Mr. Rick H. Liem
Chief Financial Officer
1510 West Loop South
Houston, Texas 77027

       Re: **Landry's Restaurants, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 16, 2009
              File No. 001-15531

Dear Mr. Liem:

     We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Selected Financial Data, page 23

1. We note that your table of selected financial data includes the non-GAAP measure EBITDA presented on page 24. However, your calculation and presentation of the EBITDA measure as presented on page 24 does not appear appropriate in accordance with the guidance in FR-65 and Item 10(e) of Regulation S-K. Your calculation of EBITDA does not meet the definition of EBITDA, which is GAAP net income that adjusts solely for interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA, but may be characterized as "Adjusted EBITDA," provided the adjustments are appropriate. In that regard, we note that you eliminate the effects of asset impairment expense which has recurred in two of the last three years and therefore appears to be a recurring item pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your future filings to remove the asset impairment expense adjustment from your Adjusted EBITDA measure, or alternatively, revise your disclosure to indicate that management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Your disclosure should include the following:

   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   - the economic substance behind management's decision to use such a measure;
   - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Notes to the financial Statements

– General

2. We note from your disclosure on page 19 in the Risk Factors section that Tilman J. Fertitta, Chairman and CEO, owns over 50% of you common stock and it appears that he has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares to the extent this control relationship exists. Refer to the requirements of paragraph 2 of SFAS 57.

Note 3. Discontinued Operations, page 62

3. We note your disclosure that you recorded additional pre-tax impairment charges totaling $10.3 million, $9.9 million and $30.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, to write down carrying values of assets pertaining to the remaining stores included in your disposal plan. Please tell us, and disclose in future filings, the method(s) used for determining the fair value of these assets.

Note 4. Acquisitions

4. Please tell us and revise Note 4 to explain how you are valuing and accounting for the put option that SCI has to put its 20% in the T-Rex Café Inc. to the Company following the completion of the third restaurant location both prior and subsequent to the adoption of SFAS No.160 on January 1, 2009. As part of your response and your revised disclosure, please explain the relative technical accounting literature that the Company has applied in accounting for this arrangement prior to January 1, 2009 and explain if and how your accounting treatment for this put option changed as a result of adopting SFAS No.160.

Note 10. Income Taxes, page 72

5. We note that your reconciliation of the beginning and ending amount of unrecognized tax benefits includes settlements in the amount of $967,332. Please explain to us, and revise future filings to disclose, the nature of these settlements.

Note 11. Commitments and Contingencies
– Lease Commitments, page 74

6. We note your disclosure that you estimate that lessee rental payment obligations during the remaining terms of the assignments and subleases approximate $71.5 million at December 31, 2008 and you have recorded a liability of $5.7 million with respect to these obligations. In light of the fact that your recorded liability is significantly less than your estimated obligation, please tell us how you determined or calculated the amount recorded as a liability for these leases and why you believe that amount is appropriate.

– Building Commitments, page 75

7. We note your disclosure that the Flagship Hotel property was significantly damaged by Hurricane Ike in 2008 and you are currently in litigation with the former tenant due to its failure to purchase adequate insurance and are evaluating your options concerning the property. Please tell us, and disclose in future filings if you have recorded any impairments on this property as a result of the damages

Mr. Rick H. Liem
Landry's Restaurants, Inc.
October 22, 2009
Page 4

incurred as well as inadequate insurance. If not, please tell us why you do not
believe an impairment is necessary.

– Litigation and Claims, page 76

8. We note your disclosure that you have two lawsuits that were settled and the
settlement was paid in February 2009. For each of these lawsuits, please tell us
when the issue was settled. If it was settled during the year ended December 31,
2008, please tell us if the settlement amount was accrued as of December 31,
2008.

Note 15. Quarterly Financial Data (Unaudited)

9. We note from the discussion on page 26 of the Form 10-K that the Company
expensed $4.7 million of professional fees and other related expenses during the
fourth quarter of 2008 in connection with the decision not to proceed with the
proposed acquisition. In future filings, please revise Note 15 to include a
discussion regarding the nature, amount and timing of this charge to operations.
Also, in future filings, please revise to quantify the impact that each of the matters
discussed in the paragraph following the table had on the Company's 2008 results
of operations.

Forms 10-Q for the Quarters Ended June 30, 2009 and March 31, 2009

10. We note from the Company's consolidated balance sheets and the disclosure
included in Note 1 to the Company's Annual Report on Form 10-K that the
Company has a significant level of goodwill and other indefinite lived intangible
assets and that all of the goodwill is allocated to the Saltgrass Steakhouse and
Landry's divisions. We also note from the Company's Quarterly Report on form
10-Q for the quarter ended June 30, 2009 that the operations of these restaurants
have continued to experience declining sales levels as compared to the
comparable period of the prior year for both the three and six month periods
ended June 30, 2009. We further note from the discussion in MD&A on page 27
that the current economic conditions have continued to have a negative impact on
the Company's results of operations. Given these adverse trends and conditions,
please tell us and revise the notes to the Company's financial statements in future
filings to explain why management does not believe that these adverse market
conditions do not require the Company to perform an interim impairment test with
respect to the Company's goodwill and other indefinite lived intangible assets
pursuant to the guidance in paragraph 28 of SFAS No.142 and paragraph 8 of
SFAS No.144. We may have further comment upon review of your response and
your proposed disclosures.

<u>Statement of Cash Flows</u>

11. We note that your cash flows from operating activities reconciles "net income attributable to Landry's" to net cash provided by operating activities. We also note that SFAS 160, which you have applied retrospectively for presentation and disclosure, defines net income as net income attributable to both the controlling and noncontrolling interests. In light of the fact that SFAS No. 160 did not amend SFAS No. 95 (which indicates that a consolidated statement of cash flows prepared under the indirect method should start with the "net income" line item), it appears that your consolidated statement of cash flows should begin with "net income" as it is presented on the statement of operations, rather than "net income attributable to Landry's." Following this presentation, amounts reported as "net income (loss) attributable to the noncontrolling interest" in the statements of operations would not be included as a reconciling item in the statement of cash flows. Please revise accordingly in any future filings.

<u>Note 1. Nature of Business and Summary of Significant Accounting Policies</u>
<u>– Recent Accounting Pronouncements</u>

12. We note from your disclosure in Note 1 and Note 9 that you have minority interests that include redemption provisions that are not solely within your control. Please tell us the nature of the provisions of these redeemable noncontrolling interests and explain to us why you believe it is appropriate to record these amounts as a liability upon adoption of SFAS No. 160, rather than as temporary equity. If you believe it is appropriately recorded as a liability as of June 30, 2009, please also explain why the amount was not recorded as a liability as of December 31, 2008. Also, please tell us the amount of the redeemable noncontrolling interests recorded at January 1, 2009 and June 30, 2009 and how you determined or calculated those fair values and the resulting adjustments during the first and second quarter of 2009. Additionally, please revise future filings to include a reconciliation of the changes in total equity, which includes redeemable noncontrolling interests. Please note that you must reconcile both permanent and temporary equity but should not combine the amounts in one total equity figure. See paragraph 38c of Appendix A of SFAS No. 160. We may have further comment upon review of your response.

Note 5. Debt

13. We note the disclosure indicating that the Company entered into a $215.6 million Amended and Restated Credit Agreement dated February 13, 2009 which replaced the Company's interim credit facility. As this new credit facility appears to meet the criteria for a debt extinguishment as outlined in ETIF 96-19, please tell us and explain in the notes to the Company's financial statements how the Company accounted for any fees paid to the lender and other third parties in connection with the new credit agreement and indicate the amount of any gain or loss recognized in connection with the transaction. We may have further comment upon receipt of your response.

Note 11. Supplemental Guarantor Information

14. Please tell us and revise Note 11 to clarify whether the guarantees provided are both full and unconditional and joint and several. Also, please indicate whether the guarantors are 100% owned. Refer to the guidance in Rule 3-10(f) of Regulation S-X.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(713) 386-7711